FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 13, 2020

Commission File Number	001-31335
.
AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized

(the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “The Company announced that the period of the tender offer for the common shares of ADLINK Technology Inc. had expired.”, dated March 13, 2020.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: March 13, 2020	By:	/s/ Benjamin Tseng
		Name:	Benjamin Tseng
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp.

March 13, 2020

English Language Summary

Subject: The Company announced that the period of the tender offer for the common shares of ADLINK Technology Inc. had expired

Regulation: Published pursuant to Article 4-38 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of events: 2020/03/12

Contents:

1.	Date of expiry of the public tender offer period:2020/03/12

2.	Company name of the public tender offeror :AU Optronics Corporation ("AUO")

3.	Location of the public tender offeror:

No. 1, Li-Hsin Rd. 2, Hsinchu Science Park, Hsinchu 30078, Taiwan, R.O.C.

4.	Name of the public company whose securities were acquired: ADLINK Technology Inc. ("ADLINK")

5.	Kinds of securities acquired:Common shares

6.	Public tender offer period:2020/02/07~2020/03/12

7.	If the requirement that the number of acquired offeree securities reach the predetermined acquisition volume was a condition of acquisition, whether the condition was met:

All the conditions of this tender offer have been satisfied. The shares tendered in this tender offer shall reach at least 10,874,863 shares as the condition of this tender offer, and as of March 3, 2020, the accumulated tendered shares exceeded such minimum shares condition. Therefore, all the conditions of this tender offer have been satisfied, and the relevant public announcement was made pursuant to Subparagraph 2, Paragraph 2, Article 19 of the Regulations Governing Public Tender Offers for Securities of Public Companies on March 3, 2020.

8.	Number of responding offeree securities; actual volume of trades:

(1)	Number of tendered shares: 42,310,407 shares

(2)	Actual volume of trades: 42,310,407 shares

9.	Time, method, and location of payment of the purchase consideration:

(1)	Time: Within five business days (including the fifth business day which is 2020/03/19) after the completion date of this tender offer, if all the conditions of this tender offer are satisfied, the consideration of this tender offer will be paid by the tender offer agent, KGI Securities Co., Ltd. (“KGI Securities”).

(2)	Method

(i)	Way of Payment:

The consideration of this tender offer will be paid by KGI Securities to the bank accounts of the offerees of this tender offer (“Offerees”) provided by the Taiwan

Depository & Clearing Corporation (“TDCC”) through bank remittance. If the remittance cannot be completed due to the incorrect information of the Offeree’s bank account or other reasons, on the next business day after the failure of the remittance is confirmed, a check (crossed, on-endorsable and non-negotiable) will be mailed to the Offeree’s address provided by the Offeree or the TDCC.

(ii)	Calculation Method of Consideration:

The amount of the remittance or the check is the amount of the consideration of tendered shares (i.e., the number of shares acquired by AUO from Offeree multiply with NT$57 per share) less securities transaction tax, bank remittance fees, postage, handling charges of TDCC/securities broker (which are calculated separately according to the number of deposit applications made by the Offeree) and other related expenses; and such amount shall be rounded to the nearest whole number in New Taiwan Dollars. To avoid the circumstance where the Offeree receives insufficient consideration for paying the securities transaction tax, handling charges of TDCC and securities brokers, bank remittance fees, postage or other related expenses, tenders of less than 2 shares will not be accepted.

(3)	Location

The tender offer agent, KGI Securities, shall remit the consideration for this tender offer to the Offeree’s central depository account, or mail a check to the Offeree’s address provided by the TDCC.

10.	Time, method, and location of settlement of the traded securities:

(1)	Time: Within five business days (including the fifth business day which is 2020/03/19) after the completion date of this tender offer, if all the conditions of this tender offer are satisfied, the consideration of this tender offer will be paid by KGI Securities.

(2)	Method: If the tendered shares have been remitted to the tender offer account of KGI Securities, such shares shall be transferred from the KGI Securities’ tender offer account (account no.: (9203)059600-8) to the AUO’s central depository account by book entry.

(3)	Location:

KGI Securities Co., Ltd.

Address: No. 700, Mingshui Road, Taipei, Taiwan R.O.C.

11.	Return time, method, and location of the deposited but not dealt securities:

Not Applicable.

The cap of this tender offer is 65,249,177 common shares of ADLINK. As of March 12, 2020, the number of accumulated tendered shares was 42,310,407 shares. Therefore, the number of accumulated tendered shares does not exceed the cap of this tender offer and all the tendered shares will be fully purchased.

12.	Any other matters that need to be specified:None.